April 6, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549

Attn: Margaret Schwartz

Re:	Edible Garden AG Incorporated Amendment No. 3 to Registration Statement on Form S-1 Filed March 24, 2022 File No. 333-260655

Dear Ms. Schwartz:

On behalf of Edible Garden AG Incorporated (the “Company”), we are responding to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission set forth in the Staff’s letter, dated March 30, 2022, providing the Staff’s comments with respect to the Company’s Amendment No. 3 to Registration Statement on Form S-1 (the “Registration Statement”). The Company is concurrently filing via the EDGAR system an amendment to the Registration Statement (the “Amendment”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company.

Amendment No. 3 to Registration Statement on Form S-1 filed March 24, 2022

Reverse Stock Split, page 4

1.

We note your disclosures that “all information presented in this prospectus other than in our consolidated financial statements and the notes thereto assumes a 1 for 5 reverse stock split of our outstanding shares of common stock.” Please reconcile this with your disclosures on page F-7 which state that “all historical share and per share amounts reflected throughout this report have been adjusted to reflect the stock splits.”

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 4 of the Registration Statement in response.

If you have any further questions or comments, or if you require any additional information, please do not hesitate to contact the undersigned by email at AMcClean@hselaw.com or telephone at (585) 231-1248.

Very truly yours,

/s/ Alexander R. McClean
Alexander R. McClean
DIRECT DIAL: 585.231.1248
EMAIL: AMCCLEAN@HSELAW.COM